# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Citizens BancShares, Inc., CIK 0000798941
CUSIP: 31946M103
Title of class of securities: Class A Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 4300 Six Forks Road, Raleigh, North Carolina (NC), 27609
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0001065416
Persons authorized to receive notices and communications: E. Knox Proctor V, Ward and Smith, P.A., 1001 College Court, New Bern, North Carolina (NC), 28562, (252) 672-5427

## Reporting persons
- Frank B. Holding, Jr. (CIK 0001065416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 430,886; shared voting power 158,419; sole dispositive power 430,886; shared dispositive power 158,419; aggregate amount beneficially owned 589,305 (5.52% of the class); the aggregate amount excludes certain shares
- Hope H. Bryant (CIK 0001065415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 296,263; shared voting power 53,048; sole dispositive power 294,769; shared dispositive power 53,048; aggregate amount beneficially owned 349,311 (3.27% of the class); the aggregate amount excludes certain shares
- Olivia B. Holding (CIK 0001563717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 851,449; shared voting power 53,048; sole dispositive power 851,449; shared dispositive power 65,200; aggregate amount beneficially owned 916,649 (8.59% of the class); the aggregate amount excludes certain shares
- Claire H. Bristow (CIK 0001563815): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 374,750; shared voting power 138,665; sole dispositive power 362,598; shared dispositive power 144,813; aggregate amount beneficially owned 513,415 (4.81% of the class); the aggregate amount excludes certain shares
- Carson H. Brice (CIK 0001564431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 295,983; shared voting power 900; sole dispositive power 295,983; shared dispositive power 900; aggregate amount beneficially owned 296,883 (2.78% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $1.00 Par Value
Name of issuer: First Citizens BancShares, Inc.
Address of issuer's principal executive offices: 4300 Six Forks Road, Raleigh, North Carolina (NC), 27609
Comment: This Amendment No. 8 amends and restates the Reporting Persons' joint Schedule 13D to (1) report a material increase in the percentage of shares of the Issuer's Class A Common Stock that may be deemed to be beneficially owned by Olivia B. Holding, as reported in the previous amendment, as a result, primarily, of Issuer repurchases of shares of that class, and the resulting decrease in the number of outstanding shares of the class, since the date of the previous amendment, and (2) reflect increases in the percentages of the outstanding shares of the class beneficially owned by each of the other Reporting Persons resulting from those Issuer repurchases, and changes in all of the Reporting Persons' beneficial ownership resulting from acquisitions and dispositions of shares, since the date of the previous amendment.

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The Reporting Persons are members of the same family, but each of them disclaims membership in a group.
Residence or business address: The Reporting Persons' addresses are listed in Exhibit A attached to this Schedule 13D/A.
Present principal occupation or employment: The Reporting Persons' principal occupations are listed in the Exhibit A attached to this Schedule 13D/A.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares of the Issuer's Class A Common Stock held individually by the Reporting Persons, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, in part in exchange for their shares of First Citizens Bancorporation, Inc. ("Bancorp") upon its merger into the Issuer effective October 1, 2014 (the "Bancorp Merger"), and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding. Shares held by their children and grandchildren were acquired in part through gifts from them and Frank B. Holding and Ella Ann L. Holding and in part in connection with the Bancorp Merger. Shares held by the various entities listed in the tables below were acquired by those entities in part with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. and Ella Ann L. Holding, and in part in connection with the Bancorp Merger. In connection with the Bancorp Merger, each of the Reporting Persons, their children and the various entities, as shareholders of Bancorp, received shares of the Issuer's Class A Common Stock in exchange for shares of common stock of Bancorp they held at the time of the Bancorp Merger.

## Item 4. Purpose of Transaction
Purpose of transaction: Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow's spouse, Peter M. Bristow, each serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer's management and Board of Directors in making policy and considering and taking action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice, and Claire H. Bristow are the siblings of Frank B. Holding, Jr., and Hope H. Bryant, and do not participant in the management or policy-making functions of the Issuer. Shares of the Issuer's Class A Common Stock beneficially owned by each of the Reporting Persons and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of Class A Common Stock that is, or may be deemed to be, beneficially owned by each Reporting Person, and the percentages of outstanding shares of Class A Common Stock as of April 6, 2026, represented by those shares, are listed below.

Frank B. Holding Jr. - Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 589,305 shares of Class A Common Stock, amounting to 5.52% of the outstanding Class A Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Hope H. Bryant - Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 349,311 shares of Class A Common Stock, amounting to 3.27% of the outstanding Class A Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Olivia B. Holding - Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 916,649 shares of Class A Common Stock, amounting to 8.59% of the outstanding Class A Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Claire H. Bristow - Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 513,415 shares of Class A Common Stock, amounting to 4.81% of the outstanding Class A Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Carson H. Brice - Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 296,883 shares of Class A Common Stock, amounting to 2.78% of the outstanding Class A Common Stock, as further described in Exhibit B to this Schedule 13D/A.

In the aggregate, the Reporting Persons may be considered to beneficially own 2,665,563 shares of Class A Common Stock, or approximately 24.98% of the outstanding shares of that class. Certain entities in which certain of the Reporting Persons are shareholders and serve as directors hold 466,532 shares of Class A Common Stock, or approximately 4.37% of the outstanding shares of the class. Each of the Reporting Persons disclaims voting and dispositive power with respect to the shares held by those entities. In addition to the shares of Class A Common Stock listed for them in Exhibit B, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 60.98% of the outstanding shares of the Issuer's Class B Common Stock, which is a separate class of common stock, and 0.80% of the Issuer's outstanding Depositary Shares, and certain entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.70% of the outstanding shares of Class B Common Stock and 2.89% of the outstanding Depositary Shares. Each of the Reporting Persons disclaims beneficial ownership of the shares held by those entities.
Number of shares as to which each person has sole or shared power to vote or dispose: Listings of shares of Class A Common Stock with respect to which each Reporting Person has, or may be deemed to have, sole and/or shared power to vote or direct the voting, or to dispose or direct the disposition, are contined in Exhibit B to this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Descriptions of transactions effected during the past 60 days by each of the Reporting Persons are contained in Exhibit C to this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: Descriptions of the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock each Reporting Person may be considered to beneficially own is contained in Exhibit D to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Certain of the Reporting Persons have pledged shares of the Class A Common Stock listed above as beneficially owned by them to secure personal lines of credit and other personal borrowings unrelated to their acquisition of the Issuer's stock. Further description of the pledged shares is contained in Exhibit E to this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Addresses and Principal Occupations
Exhibit B - Number of Shares
Exhibit C - Transaction Descriptions
Exhibit D - Statement and Listing of Shareholders
Exhibit E - Pledged Shares
Exhibit F - Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Amendment No. 2 dated October 1, 2014, to Schedule 13D regarding the Issuer's Class A Common Stock)

## Signatures
- Frank B. Holding, Jr.: /s/ Frank B. Holding, Jr., Frank B. Holding, Jr. (04/06/2026)
- Hope H. Bryant: /s/ Hope H. Bryant, Hope H. Bryant (04/06/2026)
- Olivia B. Holding: /s/ Olivia B. Holding, Olivia B. Holding (04/06/2026)
- Claire H. Bristow: /s/ Claire H. Bristow, Claire H. Bristow (04/06/2026)
- Carson H. Brice: /s/ Carson H. Brice, Carson H. Brice (04/06/2026)